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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a transcript of a discussion session with HP retirees led by Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer. The discussion session also included remarks from Robert P. Wayman, HP's Vice President, Finance and Administration and Chief Executive Officer, Richard H. Lampman, HP's Vice President, Research and Director, HP Labs, Webb McKinney, HP's President, Business Customer Organization, and Susan D. Bowick, HP's Vice President and Director, Corporate Human Resources. A video and set of slides were presented at this discussion session. A transcript of the video and the set of slides were filed by HP with the Securities and Exchange Commission on December 13, 2001 and December 19, 2001, respectively, pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.


HP RETIREE MEETING

CARLY: Good morning. Let me welcome you back to HP. I know we also have a several people in an overflow room. I apologize that we were not able to fit everyone in this room, but we do want to keep all the fire marshals happy. But we're very delighted that all of you came this morning.

     Each of you and all of you have contributed so much to this company, and so I and some important members of our management team wanted to talk with you about the progress we've made over the last several years, and also a bit specifically about the Compaq merger which I know is of great interest to all of you.

     Before I get started with my remarks let me introduce a couple key members of our management team who are also going to be speaking with you today. The way we're going to run our program today, I'll talk for maybe 20 minutes or so. We then have a video tape from our board of directors that I'd like to show you. Then I'm going to ask Bob Wayman, our chief financial officer, to talk with you, so, Bob, why don't you stand up, I know most of you know Bob.

BOB: Hello everyone! For those of you that don't know me I've been with HP for about 32 years, started with Loveland instrument division in those days, and well I've worked with a bunch of you in this crowd in a lot of different capacities, and still working hard. So glad to have you all here today.

CARLY: Thanks, Bob. We'll also hear from Web McKinney, who not only today runs our business customer organization, but is also leading our integration efforts in the merger. So, Webb, you want to introduce yourself?

WEBB: Hi everybody! Wayman and I figured out that he's been with the company one day longer than I have, so he's truly the senior member of the team, but I started with F&T and it's great to see Al Bagley here, my early mentor.

[MALE VOICE]:  Yeah, Bagley.

WEBB: I still get lots of free advice from Al, just so you know. And I spent 12 years at Santa Clara Division in the instrument business then moved into PC business. I've run PC divisions, I've run the whole PC business, I've run software businesses, and currently manage, before leading the integration effort I was managing all of HP's business that they do with commercial customers with business customers. So again I'd like to join Bob and Carly in welcoming you here today.

CARLY: Great. Thanks, Webb. We also have Susan Bowick our vice president for HR. Susan.

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SUSAN: Hello everybody! And although it's called Human Resources now it is still the personnel function which is what most of you knew us as. There must be a trend here because I have been with HP now for just about 25 years. I also started at Loveland instrument division and was in test and measurement for 13 years before I went to the computer and the CPO pieces of HP's business, and I've been the head of Human Resources now as we call it at HP for about five years.

CARLY: Great. Thanks, Susan. And finally Dick [Lampman] who head's HP labs and since he probably won't brag on himself I'll brag on him for him before he stands up. HP labs is now the second largest corporate research lab in the world today. Our patent production is up two times in the last two years, and we just completed a very successful 2001 where we are now filing patent applications at a rate of almost ten every working day. So, Dick.

[APPLAUSE]

CARLY: Mike, we need a mike here for Dick, sorry.

DICK: Low tech approach. Anyway, no I would not have said that. But it is a good time for HP Labs and in fact this last year we celebrated our 35th anniversary, so something we're really proud of in terms of the impact we've had on the company.

     For me, I've been with the company about 30 years, so I guess I'm a newcomer compared to some of these guys, and...

CARLY: Actually I'm definitely the newcomer, Dick.

DICK: ...started out in the microwave division, moved to our computer business, and have been in HP Labs for about the last 20 years. So look forward to talking to you later.

CARLY: Great. Thanks, Dick. And I clearly am the newbie in the crowd; I think you all know who I am, but I want to tell you that having now been here a little over two-and-a-half years, I came to this company because I think it is an extraordinary institution. I think it is a company characterized not only by its results but by its character. I think this is a company whose values are timeless, whose corporate objectives are pragmatic and common sense. I think it is a company that has demonstrated not only its ability to preserve its essence, but also it has demonstrated that it can continue as all technology companies must to change with the times. It is a company that can celebrate its past and build the future as well, and I think it is a truly extraordinary place.

     Of course HP has always been an extraordinary place because of its people. You helped make it an extraordinary place, and it is the job of the management team and the people of HP today to build upon your contributions, to celebrate what you accomplished, and to continue to move this company forward.

     Now Dave Packard once said something really interesting. I don't know how many times you all have read the book, The HP Way, but I've read it now six times, and every time I read it I find something new. And one of the things that Dave Packard said, and

I may not get the quote exactly right, but he said, "Since we participate in fields of advanced and rapidly changing technologies, to remain static is to lose ground."

     Before I start to talk about the Compaq merger I actually want to take you back to before I even arrived in HP. Because this is a company that has made bold moves throughout its history to take advantage of changing markets, changing customer requirements, changing technology capability. Certainly that was true when this company started in 1939 and '40, it was true when we came out with the pocket calculator. It was true when we decided to get into the printing and imaging business to create that business, it was true when we decided to move into the computing business, and it was true as well when the board of this company decided that the industry was changing and transforming again and we needed to split into two companies, Agilent Technologies and HP. That was a bold strategic move. But it was a move made in recognition of the fact that the industry was transforming in fundamental ways.

     When I came to HP I and the board of directors and the management team began a process of evaluating first and foremost what is happening in the market. What is changing that we must respond to. And there is a very fundamental shift that you see as a result of the Internet. It had been going on for a long time; this company had been preparing for it for a long time, but my shorthand version of this fundamental transformation is: The pure product era was over. This was a company that for many years built wonderful products and we were organized to build wonderful products. And our foundation wonderful products will always be our foundation, but fundamentally what was going on in the industry was good products were no longer enough.

     Because now customers were looking for solutions. Networks were changing everything. Networked capabilities, distributed capabilities, content moving over networks, these networks and distributed systems supported by open architectures, industry standards. Things that this company has stood for, but now those shifts were happening much more radically and rapidly.

     And so early on we concluded that we needed to think differently about our strategy. And I want to show you a chart if someone is putting up view graphs for me someone in the room. If I could just show a couple charts. What you see here is a depiction of the strategy that this company has been about for the last two plus years. And it says that, it's a very simple depiction, for those of you who perhaps can't read it let me tell you what it says. It says that customers are looking for solutions that encompass eServices, put another way digital content delivered as a service, digital imaging is an example of that. They're looking for infrastructure that is always on, always reliable, always secure. And that infrastructure is not simply a server here and storage there. It is about servers and storage and network management capability working together seamlessly to produce an infrastructure that is as reliable as electricity or water. It's there when you need it, think of the telephone system. That is what computing infrastructure must evolve to, that reliable, that able to be taken for granted. And finally as well a solution from a customer's point of view involves intelligent, connected devices and environments.

     And we began to think about our own devices. How do we make a printer for example intelligent and connected. And today all of our printers are becoming Web-enabled, that is able to connect directly to the Internet so that a printer can access digital content from anywhere.

     Now this is a strategy: services, infrastructure, intelligent connected devices and environments. This is a strategy that only HP can execute because it is a strategy that requires the set of capabilities that we have. But it also requires a level of collaboration across divisions, across units, and so as we thought about this strategy which clearly answers customer's requirements, it gives us competitive advantage, it is something only this company can execute well, but we needed to change some things in order to be able to deliver on this strategy. [LAUGHTER] Is there something going on that I should know about? Let's see is there somebody doing the Federal Express thing?

     If I could have the next chart, where is this chart guy, he's kind of mysterious. I sort of thought I'd have the machine up here as we usually do in meetings.

     Again, relatively simple chart. But this is a holistic way of describing what we as a company have been, we as a management team, we as the people of HP have been doing. You hear the shorthand expression sometime in the press, the reinvention of HP. Sometimes that phrase is used in a less than flattering way, but fundamentally what we're focused on is a strategy, how do we create structures and processes that support that strategy.

     I mentioned the fact that collaboration is key. If you're trying to build networked capabilities, if it's important that servers and storage and software work together, if it's increasingly important that our handheld devices and our printers and our PCs work better together than separately, that requires a different kind of team work, a different kind of research even than perhaps we have always done in the past. And so our structure and our processes have to support that.

     We've looked at amplifying and changing some of our measures. So for example one of the most important measures we have put in place here is something we call "Total Customer Experience." To recognize the fact that every time a customer deals with HP, whether it's with a service rep, whether it's with the product itself, whether it's how the products come together, that adds up to an experience that is either very good or not so good. And we now pay ourselves on how customers feel about the experience we provide.

     I was at the consumer electronics show in Las Vegas yesterday and talked about digital imaging and showed some of our wonderful new products, which I hope some of you have gotten a chance to look at the product fair that we have outside. That product fair will continue after this meeting from 11 to 12, so if you didn't get a chance to look.

     But that set of capabilities in digital imaging is all about the whole experience, not just the camera, not just the printer, the whole experience.

     And our culture and our behavior. How do we preserve what is best about this company, and at the same time, change our behaviors in ways that are appropriate to a changing industry environment? For example, if the industry is changing more and more rapidly, which it is, then we have to become even quicker and more flexible.

     And I think finally in the center of this chart is our ambition. And that is to become a winning eCompany with a shining soul where together the people of HP invent the future. And each of the words is important. Winning. Winning as compared to our competitors, winning as defined by our customers and our shareowners. eCompany because this has become an eWorld. The availability of networks, the proliferation of digital content, it is an eWorld and therefore we must be an eCompany.

     Shining soul. This is a company that is distinguished by its character. It is a company that believes in, always has, contribution to communities as deeply as we believe in profit. Recognizing that profit is a foundation for all of the good works that we can do in communities around the world.

     And the secret of HP has always been its employees, its people. This company has always been inventive and innovative, and fundamentally I think this is a company that has always believed in making the benefits of technology accessible to all. It is a democratic place where we're talking about technology not for the few but for the many, and it is in that accessibility of technology that just works that employees and I believe we can change the world.

     Now I go through that background because the merger with Compaq is the culmination of a process, not the beginning of a process. It is the culmination of two and half years of discussion about why and how can we best execute on our strategy. I am fond of saying and have said ever since I arrived that acquisitions are tactics not strategy. And the merger with Compaq is a tactic that accelerates our ability to execute on this strategy. And that is why the board and the management team are so excited about this combination and feel so strongly about it.

     So let me give you some highlights that I think are important when thought about in the context of the strategy that we're trying to execute against. So if I could have the next chart please.

     This is tough to read so let me try, and it may be impossible to read. So let me say a couple things. One, if you're interested in reading the detail in the next set of charts that I'm going to show, all of these charts are part of the public filing that we made on December 19th to the SEC. You can find it on our Web site. So you can go through this material if you'd like at your leisure.

     But fundamentally what this chart says is that standing still, if we believe our strategy is sound, and we do, standing still has risks. In our enterprise computing business we have a couple clear risks. First, it is critically important in the strategy that I just outlined that we support and are successful in all three operating systems. By three operating systems I mean UNIX, NT, and LINUX. Why? Because customers use all three operating systems and they expect them to be interoperable. The operating systems that support our servers is what we're talking about here. And the reality is that we're very strong in UNIX, by the way we just tied Sun for the number one position in UNIX, we haven't been in that position in five years. So we have made huge progress in our UNIX server line, and have totally reengineered that product line in the last two years, and it's really starting to pay off.

     So while we've made great progress, it's not enough. We were losing momentum in NT, which is the fastest growing part of the OS and server market, and LINUX continues to grow very quickly. We have to solve that problem to be successful in enterprise computing and to execute on our strategy.

     Likewise, there's a very, because we're moving now to a networked world, connected solutions, systems integrators and what are called independent software vendors, key partners who build infrastructure and deliver content are now critical to our success. And we have to have enough presence in the market and enough momentum behind our platforms to attract more of those partners to us than to our competitors.

     Today alone we do not have sufficient momentum with those partners. With Compaq we gain huge momentum with those partners. Because with Compaq we become number one in NT, number one in LINUX, and number one in UNIX. That's important.

     Secondly, in enterprise computing storage is a huge growing opportunity. We have a lot of great assets in storage, but the company that has the number one position in distributed storage, which is where the future lies, is Compaq.

     Our NT business today is losing money and losing momentum. And it was also Dave Packard I think who said, "Every business has to pay its own way." So we have to figure out a way to strengthen our enterprise computing business, it's vital to our strategy, and improve its profitability.

     Our access business, our PC business. PCs are a vital piece of our solution going forward. Digital imaging for example, a great growth opportunity for our imaging and printing systems business, digital imaging is made much easier, it will be adopted faster with PCs.

     And so with our PC business frankly we've have three choices: shut it down, that would cause us to lose a lot more jobs than 15,000 between two companies spread out over three years. We could have spun it out as some people suggested we do. The problem is our PC business alone is not a viable entity. So if we spun it out, it would fail.

     What we need in the PC business to fix it is volume, because this is an industry that is commoditizing, and we need the distribution capabilities that make us cost-competitive with Dell. So we have to fix it.

     And finally in our imaging and printing business, imaging and printing has accounted for too much of the profitability of this company for too long. The problem is imaging and printing cannot be a cash cow because you know what you do with cash cows, you milk them, you don't invest in them. We have to invest in imaging and printing which means our other businesses have to pay their own way. And it also means that the growth opportunities in imaging and printing depend upon the capabilities we have in computing and storage and servers and network management. And that is what I demonstrated yesterday for example at the consumer electronics show with digital imaging, and I think what you'll see in some cases outside here in our product fair.

     So standing still has its risks. We don't fix some of our major problems and we continue to gain too much of our profitability from imaging and printing. If I could have the next chart please.

     Again, hard to read, but what I want to show you here is for those people who say Compaq is just about PCs, they misunderstand the facts. Let me go through this.

     How many of you know who is the number one player in super computing. Compaq is the number one player in super computing today. They have now passed IBM. And so we now have with this combination an incredibly powerful position at the high end. Compaq acquired that position with Tandem, but between their Himalaya, their fault-tolerant computing, their super computing capabilities, and our own Superdome, we now have a very solidified position at the high end; that's important. Because all of these wonderful new applications that we see everyday require lots of compute power and lots of storage capability as well.

     Industry standard servers, I describe the fact that our own industry standard server business has been losing momentum and money, Compaq's is gaining momentum and making money.

     In storage, I've already talked about the fact that we have great assets in storage, but we don't have enough assets to lead.

With Compaq we now become clearly the number one player in storage, bigger and better than EMC. And storage is going through a massive industry change as well, away from standalone storage capability to networked distributed storage capability.

     Services, we double the size of our services capability and support services. Some people think support isn't very interesting, support services are the most profitable piece of the services chain.

     And finally our sales force. HP has needed to increase the number of people who face customers everyday for as many years as I've been here for sure. We double the size of our sales force.

     When you look at this lineup what you see in enterprise computing is a company that will have an opportunity to compete for every single customer's business. In the enterprise we'll be number one in small and medium business and number one in the consumer space with the full portfolio and capabilities that customers are demanding. If I could go to the next chart, please.

     Now this is something I hope you'll ask a bit more about in Q&A and Dick can walk you through it, but in fact we are bolstering our R&D capabilities with this combination. We will have a $4+ billion R&D budget, and Compaq brings some really important capabilities to us particularly in the areas that you see listed here: clustering, clustering capability is, they are leading in that area, we're taking that clustering capability and enhancing our own HP-UX, something our customers and our partners had been asking us to do. Taking data centers and turning them into a utility. Remember I mentioned water, electricity, telephones; that's where computing is going.

     Clearly in mobility in particular Compaq brings a lot of very strong capabilities, and you see here in servers and storage as well. And so one of the things we're doing in integration is consolidating Compaq research labs and capabilities into HP Labs. If I could go to the next chart, please.

     I'd like you to zero in, whoever is doing the focusing here, on the bottom part of the page. Because, sorry, maybe both sides. Both sides. The two, sorry, no the other side. There you go. Perfect. Okay. Because this is, remember I talked about every business has to pay its own way. If you look at the, let's see, left-hand side of that chart, what you'll see is the profit performance of HP across our key businesses. And what you'll see is that our enterprise computing business and our access business are losing money.

     The reason profit was among the first corporate objectives is because profit is a foundation for a lot of really important things. Profit's a foundation for preserving jobs. Profits a foundation for affording research. Profit's a foundation for being able to contribute to communities in meaningful ways.

     What you see on the right-hand side is what happens to our profitability when we combine with Compaq. This is a substantial improvement in the operating performance of this company. So it is not simply about accelerating our strategy, although it is clearly about that. It is about improving the profit production of this company. And improving the profit production of this company also gives us a 5-to-9 dollar appreciation in our stock price, which Bob Wayman will talk with you about in just a few minutes.

     If I could have the last chart, if I have a last chart, I may not have a last chart. No, that was the last chart. Okay. So I hope one of the things that's obvious is that this merger is first the culmination of a strategic process that the board and management team have been on for quite sometime. It is about much more than PCs. It is about creating an even stronger entity which can execute on the strategy that only this company can execute on, a stronger entity in terms of R&D, a stronger entity in terms of market presence, a stronger entity in terms of customer responsiveness and support, and a stronger entity in terms of profit performance and cash flow.

     I obviously feel strongly about it. The management team feels strongly about it and is excited about it, and I think that'll come through when they talk. But our board of directors is excited about it as well. So what I'd like to do now is segue into a tape, a message from some of our board members how they feel about the merger. So if we could go to the tape, please.

[PLAYING VIDEO TAPE APPROXIMATELY 4 MINUTES]

     Okay, I'm going to ask Bob Wayman to come up and talk through a little bit more detail on the financials. Let me also let all of you know that we will have an edited video of this entire meeting and you'll be able to see the charts more clearly in that edited video, and again all of the charts that we're using are on our Web site and are part of the filing we made in mid-December. So, Bob, take it away.

BOB: Thanks, Carly. In my 17 years as CFO I've worked for John Young, Lou Platt, and now Carly, and there's a couple of constants in all of that. One is when you follow them on the podium they've covered most of the material they wanted you to cover. And you're behind schedule. So, nothing's different about today. It's just the way it is.

     I would like to start by reiterating my views of this merger. You've heard it a bit from our board members, but I've evaluated many acquisitions over the years, and, frankly, I consider part of my role to be to challenge them, to point out as many of our critics do today, that many mergers don't work, and, in fact, they don't add shareholder value as planned.

     And, so, as CFO, I have challenged people from the strategic intent, from the price we pay, from the synergies that are purported to come from this, and so, when this came to my desk, I assumed we would spend, as we need to, a couple of weeks looking at it, and it would be gone, because that's what my gut told me when I started looking at this.

     But, of course, you can tell now, that is not the way I've ended up. I'd like to take you through a few of the key frames that I have looked at this through that have convinced me that this really is different, and this really does make sense for our shareholders, for our employees, and for our customers.

     So, the first slide, please. Again, a lot of detail here. Can't really see much, but it's a frame for me to speak from.

     Carly's already covered a bit of this. At the high end, we get from Compaq non-stop computing, something they acquired from Tandem about four years ago, a very profitable, very secure, very technology rich piece of the business.

     In the UNIX frame, yes, we're both in the UNIX business, but we have four times the market share than what they do. Many criticize us for the overlap of our product lines, so, yeah, they're sort of UNIX overlap, but it's four to one.

     And, importantly, we're in commercial UNIX. They are in what I call technical UNIX. They have clustering on top of their UNIX in a way that makes it very attractive in the supercomputing space, in the CIA space, those sorts of things.

     Frankly, we don't compete with Compaq in UNIX because they made the decision three years ago to get out of commercial UNIX and focus on technical. Our strength is in commercial. Theirs is in technical.

     I personally believe that bringing these two things together, what we're going to see a stronger combined UNIX and they are, in fact, going to lose less of their UNIX market share by being with us than they would have on a stand-alone basis, because one of the issues that their UNIX business has is, it doesn't have scale, and so it's future is not secure. As Carly noted, it is losing money today.

     I won't take you through each of the line items here, but another one. NT or industry standard servers. Yes, we both do industry standard servers. Their market share is four times ours. So, there's overlap, but it's not that much, and I'll show you in a couple of slides later where I think we will see some revenue loss, but because of the complementary nature of where we are in these combined businesses, the revenue loss is just not what I initially thought it was going to be without the benefit of study.

     I could go on through storage and all, but some of the same principles that I've described here in UNIX and NT apply as well in storage and some of the other areas.

     A lot of this, a lot of the synergies that I'll talk about in a moment come from the enterprise space. It's important to understand when looking at the overlap of our business that there is some in the way we bring our product to market.

     In the enterprise space, each company is in about 115 countries around the world. In each of those countries, we have a country manager, we have a finance manager, we have an HR manager, we have a channel program manager, we have a sales manager, etc. So when we get to the synergies, you'll see that is where we will achieve the reduction in costs that help make this a good thing for our shareholders.

     Next chart, please. I'm not going to talk much about PCs. We'll get to it a little bit later, but the reality is, Compaq brings something to us in the PC space that we have been trying to achieve for a couple of years, and that is a strong, direct PC model. This chart shows you the inventory turns in Compaq's North America PC business, which is where they made the decision about a year and a half or two ago to buy InaCom, a company who had direct delivery engine, something that can compete effectively with Dell, the other key direct delivery provider.

     We have been investing in our direct delivery capability as well, but we are behind Compaq. You can see here, in the last year, they have improved their turns in that business from 23 turns, 23 turns of inventory per year, to 50. They expect to be at 60 turns by this quarter. They will be announcing that, I believe, in a couple of weeks, so they're getting very close to what Dell was able to do. We are going to be able to move our efforts in this area, combine it with theirs, and more quickly achieve the kind of competitiveness here with regard to asset turns and the resultant cost structure that we need to achieve.

     Next chart, please.

     [end tape 1, side A, beginning side B]

BOB: (continuing) We have committed to a $2 1/2 billion run rate of synergies. You can see some of the categories here shown. Admin and IT. Cost a good soul, which is largely procurement synergies. Sales management. Our models assume no reduction in sales jobs, sales quota carrying jobs. It is all in the management structure. As I said, channel managers, country managers, this, that and the other.

     We each have them everywhere, at the country level, at the region level, at the corporate level, but, importantly, we're going to preserve the sales resources that we think both companies will benefit from.

     R&D. There is some R&D overlap, as I indicated, in the industry standard server arena. Certainly, somewhat in the UNIX arena. It will take a while to get rid of that overlap in the UNIX arena, but we will get rid of it at some point in time.

     In the PC area, we are both developing both consumer and commercial PCs.

     Indirect purchasing. This is purchasing of supplies and services, those kinds of things in the marketing arena. So, a total of $2 1/2 billion of synergies that are high content synergies.

     Now, the first analysis that we did of synergies in July, we used outside consultants to help us look at both companies and figure out what the opportunities were, was a much larger number than this.

     We made the decision to go public with the number that we were highly confident in, and the one that we believed made a compelling case for why this was possible. We have not included in here some additional synergies that we believe we will achieve in the procurement arena, and we have not included in here any revenue upsides, and there absolutely will be revenue upsides.

     You say, why don't you do that? Well, as you can tell, from the market reaction to this deal, people are skeptical of synergies. They're particularly skeptical of revenue upside synergies, so we decided to just take it off the table and put it in as a qualitative upside which we will charge our people with achieving, and, therefore, will bring to the bottom line, but we are not committed from a financial model at this point of view publicly to do so.

     Next chart, please. One of the big controversies in our efforts here is over what are the downsides of bringing these companies together? The reality is, most analysts including Walter Hewlett, have now acknowledged that the $2 1/2 billion worth of cost synergies are probably achievable. We have so much overlap, so much leverage, that we can get through the combined scale, that they acknowledge we should be able to achieve that.

     The argument now is over how much revenue will you lose when you bring these two companies together? Here, you can see the impact on the upper right hand side, some of you can see. Six categories where we have modeled into our numbers, numbers I will show you in a moment the amount of revenue loss that we believe could happen. Frankly, we're going to charge our people with this not happening, something better than this to occur, but we think to be realistic, to be conservative, what could happen?

     Well, we both have home PCs or retail PC lines. In many stores, they are the only two brands on the shelf. As we bring them together and rationalize the brands, we will undoubtedly lose some retail PC market share. We have assumed 18% loss of the combined market share of those two companies in PCs.

     Likewise, in business PCs, 8%. Appliances, 7%. UNIX servers, 11%. Let me tell you what this number represents. Refer back to what I just said a moment ago.

     We have about four times the market share that they do. This assumes that the HP strong commercial UNIX will not be disrupted by this merger. I don't think there's any rational reason why it should be, but, indeed, the Compaq UNIX could be at risk. People will wonder about what is the future of the Compaq UNIX. As I described earlier, I think their future is actually better, but we modeled in here 40% loss of the Compaq UNIX market share. So, 40% of their 20% brings you to about this 11% kind of a number.

     NT servers and storage, the total overall impact of those categories that are affected by this of 9 1/2%.

     What the left part of this chart shows is that we don't believe imaging and printing will be negatively affected in any way, and we don't believe that services will be negatively affected in any way, and again, most people accept that that's the case.

     So, we speak about an overall 5% revenue impact, but an affected category impact of almost 10%. And, importantly, we have assumed a weighted average contribution margin on this revenue loss, and I don't know if you can see that on the far right side or not, of about 11%. The initial Walter Hewlett filing made the case that the contribution margin loss on the product revenue here would be 25%. Well, that is a ridiculous assumption, and I have told people that.

     If an analyst for me turned in that kind of a number, I would have fired him or have done something. I mean, it is just unbelievable that you could imagine a 25% contribution margin on this kind of a revenue loss. That is the contribution margin of our entire business, including printing and printing supplies, and all, many other categories.

     In these categories, you're going to see a much more, much smaller bottom line impact of the revenue loss. The 11% is what we've put into our models.

     So, let's move on. So, if you look at the cost synergies alone, they would represent. The savings of that represent about 60 cents in earnings per share. If you then pull that number down by the impact of the revenue loss that I just described to you, it brings it down about 12 cents, for a net EPS impact of about 48 cents. Now, this is what gets CFOs excited, and this is why after looking at this for a couple of weeks, you say, not only does this solve some of our strategic problems, but you have a huge, high confidence shareholder value added component as evidenced by these kinds of numbers here.

     And I assure you, these numbers are conservative. The last thing I want to do is see this company put out a set of numbers that we can't deliver. This is a high confidence set of cost synergies that we believe we can deliver.

     Next chart, please. Look at those net synergies, that is, the cost synergies offset by the revenue losses, and you take a present value of those and apply some kind of a priced earnings multiple. Twenty to twenty-five is the typical price earnings to multiple that HP has had the last five to ten years. You see numbers like $7 a share, $8 1/2 a share. Again, this is why this makes sense. You combine these kinds of economics, together with not paying too much for Compaq, which I. We can go through that in the Q&A if you like, but I think we paid a very reasonable premium for Compaq. We bought at the low of the market. I think what you're going to see in this business now is some recovery in their PC business, some recovery in their enterprise business, and a year from now, we'll be looking back at this as a really good price to have paid for these assets.

     But you don't find $7 to $9 a share lying around very often. It's really hard to grow a business to achieve that kind of improvement in EPS and, therefore, stock price.

     Next chart, please. I won't dwell on the balance sheet, but again, some of our opponents have argued that we're buying a weak financial asset. That just is not the case. You can see. Just look at cash, the top line there. We have about $4.3 billion in cash. They bring about $4 billion in cash to the table. So, we will end up, when we combine these two, if nothing else were to change, with over 8 billion in cash.

     We have very low debt, both individually and combined, and we will see a dramatic improvement in cash flow, when we put these two companies together, both due to profit improvement, which I'll address in a moment, as well as asset turn improvement, that I touched on briefly earlier.

     Next chart, please. This is my final chart. Carly set this up very well. We have two sick businesses at this point in time. Our PC business, that is, HP's PC business, and our enterprise business. Now, granted, `01, bottom of the cycle, worst technology recession we probably ever had in the history of the company, so this overstates how bad things are on a steady state basis, but it is what we really reported in FY `01.

     You can see then, an `03 combined company profitability. So, I'll read the numbers for you, for those who cannot see.

     The enterprise business. The operating margin last year for HP alone was negative 3.2%. With the improvement that each company expects on its own, plus, importantly, the synergies that I talked about earlier, which are not fully mature in `03, but we're using `03 as a reference point, profitability gets up to, does that say 9.2? I think it says 9.2.

     In the access business, the PC business, appliance business, goes from a loss of 4.2% to a profit of 3.0%. So, while this is not about PCs, it definitely strengthens our PC business.

     The services operating margin, 4.5% in `01. It was a very bad year for HP. We usually do better than that, but it gets up to a 13.7% combined services business operating margin.

     This is good recurring revenue, revenue that is acquired by meeting customers' support needs on a day by day basis that brings our people into their offices every single day and serves as a good basis for us winning new business from these same folks.

     So, that's our financial picture, and now, my time is up. At this point, I think we're going to go to Webb, who will tell you a bit about integration planning.

CARLY: Leap over the barrier.

[MALE VOICE]: Saving time.

WEBB: Okay.

[MALE VOICE]: I'm going to take my jacket off. It's getting warm up here.

WEBB: Yeah, it's on the hot seat. Okay, so I'm going to switch gears here a little bit and talk about the actual integration planning.

     The two major questions obviously we're asked are, does it make sense and can you do it? So, I'm the can you do it part of the presentation today, and Susan [Bowick] will help me with that at the end when we talk about culture and people and what we're doing in that very important area.

     Carly talked to me in early September about leading the integration process for HP. I have a partner in Compaq named Jeff Clarke. Jeff is the CFO of Compaq, a great guy. He's from Digital, and he and I together managed this overall integration process.

     But I thought I'd talk a little bit personally about other than the shock when Carly called me in the office. You want me to do what? You know, what did I do and what are we doing now?

     First of all, I had a lot to learn. I'll be honest with you. I immersed myself in the history of big, complex mergers, what makes them work, what are the pitfalls? We actually had a lot to learn internally, both companies, from what both companies had done. One, the Agilent spin-off, and many people.

     It's not intuitive, I think, that a spin-off and an acquisition are similar, but from the way you manage the planning, they're actually quite similar. In both cases, you're creating a new company. That's the easiest way to think of it, so our job as the planning team is to create a new company, which means that we have to look across every possible facet of a corporation and figure out what that new corporation is going to look like, whether we're talking about legal structures and tax rates or employment practices or product strategies. It's everything.

     So, we learned a lot from Agilent, and I went around and spent a lot of time with the people who had managed that process. I spent a lot of time with Compaq on the Digital acquisition. Some things went well there, some things didn't go well there.

     As I think you all know, sometimes in life, when things don't go perfectly, you learn even more than when they do. So, there's a lot of fresh learning there. Michael Capellas there, and his team, came in and really turned around that acquisition and so there's a lot of fresh learning there.

     Carly mentioned the reinvention, which is the term that we've used for a pretty significant restructuring of HP that we've gone through in the last couple of years, and the reinvention is actually really an internal merger.

     We took four sales forces and turned them into one on the commercial side of the business. We took 83 product lines and merged them into 16 or 17. So, we've actually been doing a lot of merger work inside HP, although people haven't maybe thought of it that way, so we've learned a lot from what has worked well and where we've struggled with our own internal work.

     McKinsey has a lot of -- McKinsey Consulting Firm-- has a lot of experience in this area. They have been consulting with the board before we made the decision on the merger, and I immediately called them up and I said, put me in touch with people who've done this before. I want to learn. And I've continued to benchmark. It turns out a lot of our customers who've been through mergers want to talk to me and they want to understand what we're doing, for two reasons.

     One is, they want to make sure this is successful from their perspective, and also people who've done these want to share what's worked and what hasn't for them, so we continue to do a lot of benchmarking, so for purposed of talking about this, just to let you know, we've really done our homework on what works and what doesn't work, in big complex mergers, and we continue to benchmark ourselves against outside activities that have been successful.

     The other thing we did, very quickly, is establish some sort of rules of the road. How are we going to do this? So the first thing we did is we established a vision for what we're trying to create here, so I will read it to you.

     Our goal is to create a great new company that is a leader in our chosen fields and positioned to be the leading overall IT solutions provider.

     And, of course, that's what gets us really excited about this merger is, it accelerates our strategy. It positions us really to take on IBM over time, to be number one much more quickly that we believe we could do alone.

     We also established. We asked ourselves a question. How are we going to be measured? How do we measure ourselves in terms of whether this has been successful or not? And we very quickly decided to measure ourselves the way we think we'll be measured by our major stakeholders, so employees, share owners, customers, partners, and we established a set of metrics and goals versus time, really driven by how we will be measured by these very, very important constituents that we have.

     One of the key messages, and all the people I talked to about success in managing a big merger is, you have to have a very strong rigorous process to manage it. You can't just sort of send a memo and say, hey, we've decided to merge with Compaq. Good luck. Send me a plan sometime. You know, you have to put a very, very rigorous process in place, so we established a very strong, rigorous planning process.

     One of the things that's really clear is you have to, and this sounds a little self-serving, but you have to put really strong people on this. You've got to put your best people on it.

     You don't need everybody. In fact, we have probably three-tenths of a percent of our employees working on the merger, because the other goal we have, of course, is to make sure that we deliver results as HP today. We can't afford to get distracted by the integration planning and lose focus on customers, on our employees, on our business results today. So, we've got 99.7% of our employees fully focused on delivering results today, but we have this group of about 500 people now, between HP and Compaq, working full time, put very, very strong experienced people who can understand enough complexity and have enough experience that they know how to make the right decisions for the future company, and to drive that through dedicated planning teams of very experienced people.

     We established some key principles I thought I'd share with you. One is to start with the customer experience. There's a natural tendency any time you're doing any organization work and what's a company going to look like to think about, to think internally, so we really wanted to start with the customer experience, make sure that the structural decisions follow the strategy.

     So, we start with customers. We define and agree on the strategies we're going to use to serve customers. Then we'll talk about organizations. Then we'll talk about the people who go into those organizations.

     Another key learning I think that everyone had has to do with decision making. And it sounds simple, but you've got to make decisions quickly. You have to make the quick decisions and you have to avoid revisiting decisions.

     Everybody's got an opinion, and you've got to listen to all those opinions, but then you have to make a decision and the decision has to stick, and you have to make the decisions in time.

     Another really key one is what we call adopt and go. There's a temptation, if you get two groups of people together, to say, well, here's how we do it. Here's how you do it. But there's even a better way to do it. Let's do it that way. Right?

     So, that's what we're not doing, right? We want to make sure that the boat floats out of the harbor the day the merger closes, so we're really sitting down in each area of our business and looking at who's better? We still may have work to do in that area to be best over time, and we will continue to do that work, because you're never finished with that, but very important to adopt and go, so get the teams together, balanced teams, by the way. I didn't comment on that, but have balanced teams so in each area, whether it's finance, IT, the PC business, the server business, have balanced teams between Compaq and HP on the integration, and then decide which organization is stronger in which area, and then adopt that process, strategy, product, whatever, rather than try to create a lot of new things on the fly. Okay?

     Keeping a strong focus on value capture, on really delivering that 2 1/2 billion and more in value capture, rather than doing a lot of cosmetic things that might look good in the early going but don't really add to driving value out, so making sure we're really, have rigorous plans to phase out systems and things that we aren't going to need over time.

     And then, lastly, and Susan will go into this in much more detail. There's really. She had a great slide she used at the very beginning here that said the soft stuff is the hard stuff.

     To focus on culture early, often, always. One of the learnings that emerges is the cultural aspects of the merger are sometimes the most difficult. You can get together and make the decisions on the strategies, but how do you get the cultures to work together well? How do you get the people to work together well? That's something we really have to address up front and continuously.

     So, I commented a little bit. I'll move into status here. I commented a little bit. We have about 500 people. The structure we used. We have three kinds of teams. There are teams that are focused on the businesses, so we've announced the structure, the business structure being four business units, basically, or groups: printing, services, enterprise, and the PC business or the personal systems group.

     So, we have teams obviously focused in that dimension. Planning the strategies and integration plans for those businesses. We also have the set of teams focused on the functions, so finance, HR, etc., so you imagine we have all those teams.

     And then we have teams that are focused, that cut across all of that, so value capture, for example, the people. How do we know that we make sure we have specific plans to deliver more than that $2 1/2 billion. Well, there's a central team of people that develops those targets, works with all the functions in businesses and makes sure those targets are embedded in their integration plans, so that's a good example of one of those cross teams.

     Another one is organization. You know, the organizational structure and cost allocation methodology and all these things are very much tied to how we want to operate the company and also on achieving those financial goals. So we have teams focused on defining the organization architecture for the company and the measurement systems for the company, as well.

     And then we have a small central team that manages the, if you want to think of it, the perk chart or the [GANT] charts, so we have a very rigorous process where we have very detailed schedules. All the teams have got their deliverables very well defined.

     We have monthly check points, kind of. In a sense, it's modeled after a real. If you've ever been involved, and I'm sure some of you have, where you have a very complex new product introductions, whether it was snakes or today's world Superdome, very similar methodology, where you have all these teams, a lot of interdependencies, and the teams meet all day Monday to report on their progress, the last week identifying their dependencies. We have processes to work offline to get things resolved.

     Jeff Clarke and I hold a meeting every Wednesday with all the integration leads and then there's a review with Carly, Michael, Bob, Susan, and Bob Napier, who will be the CIO of the company after the merger. We meet for half a day, every week, to make sure that issues are, decisions are approved, issues that Jeff and I have not been able to resolve get resolved, and that we really keep this on track, so there's a very tight planning process here.

     I guess, a couple of observations on this. The teams are working very, very hard. These planning teams are really burning the midnight oil, and some of these teams are working extremely hard. They're working together quite well, and one of our consultants. I think it was Accenture actually is working with the finance team, made the comment a couple of weeks ago that the only way you can tell who's from Compaq and who's from HP is by the brand on their notebooks, which is really pretty interesting.

     Now, having said that, there always is a learning experience, when two teams come together. I think we found this in our own reinvention. If you try to get the PC guys together with the services business, those are really different, you know, and so there are some subcultures, even in HP, where teams have to spend a little time learning how to work together, and we clearly go through that with these teams. There's a few days up to a couple of weeks of forming and understanding how people work, but once we get through that, what I find that really distinguishes these two companies. They're both extremely results oriented, and so we learn how to work with one another and then we just get focused on the task at hand, so I think the way the integration teams are working together is a really good leading indicator.

     So, just closing. It's a big complex task. Some people have said, boy, this is one of the risks is, this is a big, complex task. Well, you'd be crazy to not say this is a big complex task. This is big and complex. What I would say, though, is based on four months of doing this, I really am very confident that we can and will execute and deliver the value, build the kind of company we want to build, continue to be a great place to work. I really believe that we are capable of executing this program well, and I'm sure there'll be more specific questions later about this, but I just wanted to leave you with my honest perspectives after four months. Going into this, I had no idea what to expect, either. I think I mentioned to Carly, it's kind of like we're the cultural astronauts. We've encountered the planet Houston, and you don't know.

     You know, we've been completing with these guys for years. You don't know what people are going to be like. After four months of working day in and day out, I'm very, very encouraged, and I'm very confident in our ability to execute together.

     And speaking of culture, I will turn this over to Susan Bowick.

SUSAN: And I'm not going to jump over the stake. All right, what I'd like to do is kind of separate what I talked to you about into two things. One is I want to deal with some of the myths and some of the things that are in the media about what kind of a place HP is to work today and then I want to talk a little about what it looks like for us going forward because the merger with Compaq is certainly a big infusion into Hewlett Packard of 65,000 employees. HP is about 88,000 now. So it will definitely be a different ball game going forward.

     One of the things that is always interesting is change and how it impacts us personally and how an organization changes and we have looked at everything that we are doing in the company in a way where the people agenda and the culture and the behaviors and the rewards tie to the competitive reality and also the business. I want to just give you some facts going back to the year 2000, which has, a lot of you remember was a very competitive year. The dotcoms were alive and well, not only in the Bay Area but in Italy, every place we were doing business and HP was undergoing a lot of change and reinvention. That's when we had talked about going from the 83 product lines to 17, the front and back end organization, a change of that magnitude is a lot of work and it took a tremendous amount of activity.

     But if you look back at 2000, one thing that's remained constant has been our ability to attract people into the company. The outside world still thinks this is a great place to work. So while we were battling for talent, everywhere in the world that we have offices, HP's acceptance rate once we made an offer was in the high 70s and it remained five or six percentage points better than our other competitors. So the outside world was looking us, they were pretty jazzed up by the things they saw going on and we were attracting the very best people from around the world.

     The other good measure of do your employees believe in what you're doing is your retention rate. And again, this is in 2000 when other companies were hiring, many other companies in the Bay Area especially and we are tracking what their attrition was during that timeframe ours remained at HP a third to a half of our competitors'. And so while we were going through change and that's frequently very hard on people, our employees were believing in the future and sticking with us.

     Another thing that we have kept very constant is we're still a company that listened to employees and go out of our way to keep the communications channels going two ways. So while the media reports Carly flying in jets and that we have things going over the Internet and it's become less personal, I can tell you we still do coffee talks, managers are still in front of employees, much as we are doing here today and we have pulsed our employees every six months or so, both about the reinvention and then about the merger and I can tell you during the reinvention, while we were going through the reorganization and jobs were changing, the number of employees in the first survey that we did that are supportive of this, they understood the need for change, they believed we were headed in the right direction was in the mid to upper 80 percent. That is a phenomenally strong score, if you will, for people understanding where we were going and why.

     As the economy slowed down we took another survey in the Spring of 2001. This was after we had announced pushing out some of the pay increases. We had started asking for things like employees to take some time off. We did another survey on the reinvention and the overall scores had only dropped six points from the previous survey, which is when we were having really strong quarters, if you remember back in the Summer of 2000. So by the communication and I think the involvement of the managers in the company, we have stayed very much in touch with our employees. This is not issue free when you go through the type of changes we've been through up until now.

     If you fast forward to the announcement of the merger that came out on September 4th, the first poll we did of employees after that was the third week in September and if you, you know, again put your mind September 11 had happened and a lot of the external press did not receive the announcement of the merger real strongly. The survey we did showed 84% of our employees at that point still believed they were supportive of the merger. So while the press and what you may hear at dinners that you have with friends focuses on the issues that are real and we understand them and we're working on them, the majority of the work force has continued to be supportive of the merger and we do pulse the employees once a month. I just saw the September data, which is after the Walter filings and a lot of pretty negative external press, frankly, that had happened in November and December and again the employees, the majority, at every, throughout the world have remained positive.

     So we care about employees. We're listening to them. We understand the issues that a merger and this degree of change causes and we are working them very openly and very actively as a management team.

     I'd like to move onto a little bit of one more factoid and then I'll talk a bit about how we're looking at the integration. One of the things that a lot of you helped this company build is our relationship with employees. A lot of this has been around the diversity of our work force. How we can work together globally. What HP stands for as an employer and in 2001, the year just ended, HP won over 25 diversity and work force type awards internationally and I just wanted to give you some samples of what these are to let you know that a lot of the things that we've always stood are still in place and we're doing well, thanks to the commitment of many people. Working Mother has recognized HP in the U.S. as one of the best hundred companies to work for because of our flexible benefits. In Korea, HP is ranked the number two employer in the country. In India, HP is ranked the number two employer of choice. In Ireland, we've won a national award for being the most inclusive employer regarding people with disabilities. In the U.K., HP is ranked as one of the top 15 employers to work for. And the list goes on and on.

     So while we are in the midst of change, we are managing it. We still stand for the core values that we always have. The practices are what's changing. It is not the same place as it was when many of you worked here but it is a great place to work and our aspiration is for this company to continue to be a great place to work. I would also like to address heads on some of the 2001 issues that we worked with as a management team and I will do this quickly but 2001, by far, has been the most difficult economic situation that any of us have ever faced inside Hewlett-Packard.

     We started the year last December realizing that revenue was falling off quickly and those of you that have been in HP know that the first thing we always do is look at how do you reduce operating expenses so that the company remains healthy during the time that you're getting readjusted. We did at every one of our executive council meetings, every month during 2001, we spent two to three hours looking at all the alternatives we had related to people and if you go back we started 2001 with what feels like pretty, you know, traditional things and that is you look at short term measures and you look at some voluntary measures so the first thing we did was push out pay increases. We also asked employees to withdraw from their FTO bank because that is advantageous but as we went through the year and it's got into the June time frame and the revenue continued to fall off we realized this wasn't a three or four month downturn, this was a protracted and more severe downturn than we had experienced.

     So on June 26 we went to our employees and gave them two messages. One is we need your help participating with us in a voluntary short term payroll reduction program and we would like you to volunteer to take time off during the fourth quarters to help us reduce expenses. And we announced, at the same time in the same memo, we are going to have to do a work force reduction program during the fourth quarter, which is the first major layoff that the company had had. But we went out with both of those messages at the same time because we wanted employees to know that we had decided as a management team it was not just a short term phenomena, in fact we did have to reduce our cost structure long term.

     Now back to the payroll reduction. We could have done a mandatory payroll reduction in many, many countries. We debated whether to ask employees to volunteer because they had already given so much or whether we should go with a mandatory decision. It was a heated debate. We went out to the employees and asked them voluntarily to join with us in reducing costs and I can tell you 90 percent of the employees got on the portal and participated, globally, in a ten day period and of everyone that got on, 90 percent of the employees voluntarily contributed by taking additional vacation or a payroll reduction for the fourth quarter. That, in many senses, is what positioned us along with the work force reduction program to report a good fourth quarter.

     We have entered 2002 now, our fiscal year 2002, with what we feel is a good balance between expenses and revenue and we are working very tightly to keep that in track. If you have questions about the work force reduction program that we did during the first quarter I hope you bring them up during the Q&A period because I or anyone else on the team would be glad to answer how that went, lessons learned, etc., but I won't go through all of that now.

     Now looking forward at the merger. This is, certainly as I said, a big project. The soft side of merging two companies is really the hard side and in other mergers or acquisitions that we've done and I have been, I guess the word would be blessed, but I have been part of HP's acquisition so I was with the Apollo one was my first venture into the computer side of HP. I worked with Verifone. I worked with Texas Instruments and you certainly do learn a lot from what works and what didn't work and mistakes made and as Webb said, we're [incorporating] our own learnings as well as outside experts to build a very solid and different approach to the Compaq merger than we have ever done.

     One of the things that Webb also mentioned as we have looked at an adopt and go philosophy. From the people practices standpoint and the importance of culture, we are keeping the Hewlett-Packard practices as part of the adopt and go or the start point for how we are approaching uniting the companies and forming one strong new company, one strong new culture. If you look at the traditional HP values and this is something we have used as a guidepost for the last several years, especially as we've made the changes, but going forward, there is nothing in these traditional values that is in conflict with where we're headed with business strategies. And I'd like to remind a lot of you it's a concentric circle model but the center or the core are the traditional HP values. There's a respect for individuals. The high level of achievement and contribution. We conduct our business with uncompromising integrity. We get things done through team work and we encourage flexibility and innovation.

     Those values sound like a great foundation for this new HP and this merged company and in fact the combined management team and our first executive council meeting led by Carly spent a third of the meeting on culture and on what did we want this new company to be. So the values themselves are going to remain at the core of the new culture. If you then in this concentric circle model mentally go to the next round, those are the objectives, those are the corporate objectives that are things like profits, which fields growth, fields of interest, customers, citizenship, employees. Those things will be modified but we're obviously here to sustain profit growth, citizenship, etc., and then finally, the outside ring and this is where a lot of folks say the HP way is changed or is not what it used to be. Those are the practices of how you get business done.

     So when we talk about culture, it's not a euphemistic or a vague thing. It's how do we get things done around here and what does it feel like to come work? Can I identify with what the company stands for? So specifically on how do we build a culture of how do we get things done around here as a combined company and what does it feel like to work here? We're doing a very systematic approach on building the culture of the new company. From the very first meeting, as I said, we have been working on culture along with the harder aspects of the, and by harder I mean the things like getting the financial statements in place, building a product roadmap for the combined company, etc., but we have picked off a team of folks from both companies that are working on cultural integration of the two companies.

     I saw Brian Moore earlier. I worked with him on the Apollo acquisition and that was one where I think we had a lesson learned that we waited way too far in the integration process to even start talking about culture integration and actively managing it. Lesson learned, mistake avoided on this one. So in looking at the culture, one strong new company, one strong new culture, we have a philosophy which says honor the past, build on the past but secure the future. So the cultural integration project is looking at what are the values, the objectives and the practices of how we get things done and what kind of place this is to work for in both HP and Compaq. We have just finished interviewing about 150 senior managers from both companies, globally, and we've conducted a 137 focus groups globally in both companies. We now have a really good baseline understanding of how both companies get things done and what it's like to work here.

     Our goal is that by close date and the timing on that, hopefully, will still be during the first half of this next calendar year, we have several deliverables that we have in place. One is that the values, the objectives, the culture of the new company is clearly defined and it's broadly understood by employees and managers in the new HP. That the culture enables the business strategy and the brand, the HP brand stands for value, for quality and the brand attributes and the employee attributes have to link together. The culture also has to be fast, innovative, flexible, the things I mentioned earlier and it has to produce alignment, commitment and excitement for employees in both companies as a place to work and how we get things done and it has to be reflected in the communication actions of the leaders that remain for the new company.

     So the culture part, the soft part is the hard part, we are actively working it. Every decision we're making around management practices, around the people benefits and around communication is very much linked to what has worked for us in Hewlett Packard. We will modify and change and adapt as we need to be competitive going forward but I wanted to at least give you some flavor of how we're still looking at the company's [most] valuable asset, our people.

CARLY: Great. Thanks Susan.

BOB: Carly, before we go ahead, can I just add on to some of the things that Susan talked about? And as the longest standing employee here, let me speak to culture. You know this is a very small team that looked at this for the first couple of months and I was a part of it and one of the key doubts that we had beyond the economics was the culture. For those of you who don't follow the industry real closely, a couple of years ago before Michael Capellas was brought in as CEO of Compaq, Compaq had a reputation for doing things from a financial reporting point of view, from channel stuffing point of view that frankly we used as you know, the exact opposite of the way we wanted to be.

     If we were acquiring or thinking about acquiring Compaq three to four years ago we could not bring these two companies together. It would be a stupid thing to do because of cultural issues. But a couple of key changes occurred. One is a new management team. Their board replaced the prior management team.

Put in Michael. Michael promoted Jeff Clarke to CFO. A lot of changes. Important to keep in mind.

     Secondly, it was about three or so years ago that Compaq made the decision to buy two enterprise computing companies, Tandem and Digital. If you look at the employee base of Compaq today, the majority of the employees come from Tandem and Digital. Those are folks who grew up with innovations, complex customer experiences, meeting enterprise customer needs, caring for employees in a way that kept them around, now they didn't do it as good as we have done, but they were more like us than I think we think about when we think about the name Compaq, the PC company.

     So it's not only from the point of view, financial characteristics but also from the cultural characteristics, I think our first impressions are generally not well informed and at least in my case, we're really wrong about what is the nature of this company that we're buying.

     Let me say one other thing about the changes that we have gone through here. There's a lot of turmoil within HP and that's why we survey all the time and we spend so much time on understanding how employees think. And there is no question that we, the management team and the economic environment we have gone through, have put our employees through a lot. And so we have gotten a lot of feedback and not all of it positive. There's no question.

     [end of tape 1, side B, beginning of tape 2, side A]

[FEMALE VOICE]: ... about very [glitch on tape]

BOB: ... story. About mid-'80s, we introduced the first voluntary early retirement program, the voluntary severance program, etc., and I can tell you at that point in time, almost 20 years ago, I was on a task force about what has happened to the HP ways. You know, things are changing. Is it gone? Is it dead? I don't know if John Doyle is in the room but John Doyle was a part of that exercise and, frankly, what came out of it was the framework that Susan that referenced here. Distinguishing practices from objectives, from values.

     Nothing has changed except the intensity of the environment that we are in today. I just want to let you know that we as a management team are as committed today as we were 20 years ago to protecting those values and focusing on the objectives that really matter so that we can be a strong, healthy, good place to work company for years in the future.

CARLY: Thanks, Bob. Okay. So we have gone through a lot of material for you and now it's your turn. We want to open it up to your questions. We have people with microphones moving around the auditorium so if you just raise your hands and I guess we'd like to cover as many questions as we can so maybe if you could avoid doing a Sam Donaldson, you know, Sam Donaldson was famous for the ten-part question. We probably can't remember all ten parts anyway so if you could try and focus on one question at a time, I think we can cover as much as possible. So let me start back there with the gentleman because there's a mike there and then I'll come up to the lady here in the front row.

[MALE VOICE]: We've heard a lot about the HP surveys and that, I'm wondering how do the other guys feel? What are the survey results in Houston?

SUSAN: Okay. It's, Compaq just did a survey called Voice of the Workforce. They have a different name for it and they did that in September, late August/early September and they had, what I considered very high scores considering that they had been doing restructuring and layoffs and expense controls during 2001 but they have tended to stay on top of the employee surveys as much as we do and there is a lot of attention that this management team does pay to listening to employees as well.

     It's a different process and you know, some different questions but it is very similar in that they do survey employees. Also do coffee talks. Ask the managers to stand in front of employees and talk about business strategy as well as people practices.

CARLY: If I could just add. I think the initial, let me back up and say first of all, Michael Capellas as an individual is very much a coffee talk guy. I mean they don't call them coffee talks in Compaq but as soon as our merger was announced, Michael basically disappeared for three weeks and spent all of his time in front of employees. I've had an opportunity to address the employees of Compaq as well. But I think to characterize the reaction of Compaq a bit different initially than the reaction of HP people. Compaq employees initial reaction, frankly, was one of loss. Our people were surprised but Compaq people said well, wait a second, we're being acquired. I mean we're losing a brand. Why can't we make it on our own? So I think their initial reaction was more grief stricken, if I could use that term, than our employees.

     But what has happened and we see this in the focus groups that we've just completed that Susan referenced, what's happened over the course of this period of time as Compaq employees have come to understand the power of this merger, the majority of them now are very supportive and I think we're, frankly, as confused and disappointed by some of the negative reaction in the opposition as our own employees have been. Most of them want this to happen because they can see the power of it. And where you particularly see excitement about this is in our respective sales forces. Because sales teams really understand what difference it makes to have a stronger product line, a broader position, they understand the different it makes when you get a turn at bat every time, instead of being excluded from some important opportunities. But they had to go through a pretty deep cycle, I think to get over that loss.

     Yes, the lady up here in front.

[FEMALE VOICE]: You've talked a lot about studying a culture clash. Can you give a specific example of a culture clash and what you might be able to do to mitigate it?

CARLY: So let me pick two, in particular, and I'm not sure, one interpretation of a culture clash for sure, I think the way we're thinking about it is the places where our cultures are different are opportunities for clash for flybys but there are also in some cases opportunities for leverage, and let me give you two examples.

     If you look, these are some generalizations, but if you look at the data, in general, HP people look to the past for guidance. Compaq people look to the future. Now the reality is as a technology company, we need some of each. We need to understand the lessons from our past but we also need to firmly face the future because our customers are and our competitors are and the young people we want to attract to the company are. But there's an opportunity where we could talk past each other if we didn't understand that when we bring people together to a table, the HP people are going to talk a lot about how we used to do it and the Compaq people are going to talk a lot about how we ought to do it.

     There's another interesting different and, again, it's a point of clash or it's a point of leverage. HP people are very process oriented. That's a really good thing when you're doing complex things like integrating two companies, when you're doing complex things like building systems, when you're doing complex things like planning strategies and operating tactics out two and three years, which you need to do in some of the technology areas that we're in. But sometimes we also achieve analysis paralysis. You know, we get so engrossed in the process and the analysis that we just can't get to a decision. On the other hand, Compaq people tend to be process averse and they tend to move very quickly to a decision.

     That's positive in some ways when you're responding to a customer or competitor. It's negative if you have to go back and revisit the decision because you didn't think it all the way through. And so there again is a point where we can talk right past each other or we could sit down and say look, these are our biases, these are your biases, let's figure out a way to leverage those differences. And I think Webb sees that a lot in the integration team.

WEBB:  Yeah.

CARLY:  Those two, in particular.  I don't know if you want to add.

WEBB: Yeah, I guess the only thing I would add is that we actually had the integration team, we had an exercise very early on where we brought some consultants in that we're using on the culture work and [Ransome] workshops and just understanding one another's differences was incredibly valuable. Because what we'd found is the teams had been working together and had been having some frustrations about how they worked. You know, why, Compaq people do it this way, we do it that way, and when we characterized one another's cultures, and by the way I've been part of two or three exercises where we've done this and we've always come up with the same thing, which is good so it's very clear.

     You know, the lights sort of went on and this one Compaq guy, this really aggressive, hard driving guy says oh, now I understand why the HP people are reacting to when I do that. Okay, God, I wish I would have heard that two weeks ago and it's really helped. Just understanding the differences, you know, helps people work together better. But, I won't say more than that but I think we do, we are kind of the cultural astronauts, as I may have said earlier, and we do see some style differences but the good news is we don't really see them getting in the way. It takes, you have to understand them, first of all, and then you say oh, I see why that's being done that way and then you move on.

CARLY: I think the one place where, and Susan referenced this a couple of times, where there's no disagreement is what are values that are important? And what we've done in these focus groups, starting with my own new management team, when we complete the merger, is we divide people up into two groups. Compaq people and HP people. And we ask them independently to talk about and to list what are the things, what are the values that you think are important? And what's fascinating is every time we do that both teams come up with the same values, they may use slightly different words. When you put that list together we say these are the things that are important to us and actually Susan had someone in her organization, who on their own, took some of the output of those groups and matched it up against our core values, our original essence core values, and it matched perfectly. Which I think, frankly, is the genius of the HP way. The core values are things we all can celebrate. The objectives are, as I said earlier, pragmatic and common sense. It's the practices and the styles and the habits where we have differences, where we have an opportunity to talk past each other or, frankly, we have an opportunity for great leverage.

     I'm sorry there's, let me just take a question, there's a question from the overflow room. So, for those of you in the other room, yes, please go ahead.

[FEMALE VOICE]: There are a lot of jobs lost in the Valley. How many of the 65K from Compaq and 88 from HP will eventually lose their jobs?

CARLY: Okay. So the figure that we have talked about associated with the $2.5 billion worth of synergies is 15,000 people, not all in the Valley. This is a, the 15,000 is a global number across both companies, across three years. And 15,000 is a lot of jobs, it's a lot of people. I don't want to minimize the impact of that but I think it's important to recognize that it is across these two companies and on a global basis and importantly, we are making the job decisions strategically based on a plan.

     Bob mentioned a couple of times, you know, if you have two country managers in Germany, you don't need two country managers. One of those people will lose that particular position. But, candidly, as difficult as layoffs are and layoffs should always be a last resort, not a first resort, I would much rather have the opportunity to build profitable, healthy, sustainable businesses, which is the best protection for jobs and to deal with these job cuts strategically and as a result of a plan, rather than say, for example, having to deal with shutting down a whole business because we can't make money and we can't sustain it. And so I think one of the things that we've tried to be very direct with our people about is because the highest standards of integrity and candor are part of what this company has always stood for, it honestly isn't 15,000 people globally between these two companies over three years versus no layoffs. We have businesses who if left alone we will have to take people out. And so what we're really focused on is building those healthy businesses. So I hope I'm answering your question. Come back if I haven't.

     Okay? Yes sir.

DICK: Question is probably for Bob. But looking at the numbers now, you show on Carly's slide going on the e-bit from about $1.6 billion Hewlett-Packard this year to about $7.5 billion in '03, an increase of about $6 billion and that $6 billion, two of it as I understand, comes from net synergies after you've taken out lost revenue that you're anticipating, which means there's another $4 billion that has to be gained. I apologize if I should know, but how much of that $4 billion is profit that Tandem is bringing over directly in the year comparable to the $1.6 base level that was for HP? And then how much of it, of that $4 billion has to be generated from new things that happen because of this? Could you clarify that for me, Bob?

BOB: I can somewhat, Dick. But, I won't be explicit about Tandem or any particular piece of it. What you need to understand is that, again, `01 was a really bad year. We are already showing improvement from the depths of `01. Some of that is coming from the nature of the slight business recovery that we're now seeing, but after following a declining revenue falling short of plan each and every quarter, which is what both companies did for four or so quarters, we have finally seen stability and actually a little bit of an up-tick within HP, and we have both taken extensive cost reduction action. We talked about that earlier, so that just naturally each company's exit rate from `01, or maybe call it Q1, `02 is much better. It's much more in balance, so that is the biggest overall driver to the remaining $4 billion that's in here.

     There are certainly some specific advantages that we get from some of the Compaq businesses that are brought to this. As I said earlier, the Tandem business, both the hardware and the support part of it, is very profitable. That will be brought in. It is, I think, as well, going to pick up as business picks up here, and I don't know how many of you follow it closely, but Compaq did release information before the market opened Monday morning that they were going to beat their quarter. They were going to have revenue of at least several hundred million dollars ahead of their prior guidance, and whereas, they had guided to a 3 cent per share loss, they are now going to make money.

     So, this is a reflection of the fact that `01 was a bad year, and, in particular, for a company like Compaq that closed their quarter in September, the effects of September 11th were very substantial, and they had very little time to recover from it. So, they had a particularly bad Q3, and, again, we're going to see some improvement from all of that, so I hope that helps a little bit.

CARLY: I think maybe the only other thing I would add is, of the additional $4 billion. Let me say it differently. In the $7 billion, it's basically made up of the synergies and business as usual plans from the two companies. It requires none of the revenue upside that we've talked about, nothing new to happen in terms of new product introductions or acquisitions. It's business as usual, with revenue loss and synergies.

     So, one of the things we're quite excited about, in the spirit of trying to make conservative commitments, is that there should be some real revenue upside in some key areas. We should be able to grow, for example, faster than the market in places like storage, where we now have a leading position, but none of that's assumed in the $7 billion.

     Yes, way in the back.

[FEMALE VOICE]: I'd like to find out. I heard that HP was in debt over $2 billion. I wanted to find out if that was true, and Hewlett and Packard always pride themselves on not being in debt and borrowing money from all the different sites when they needed it.

DICK: So we do have a couple of billion dollars in debt, but this is not new. Keep in mind that we also have $4 billion in cash, and the way to look at it is on a net cash or net debt basis. And we are in a favorable position from a net cash point of view.

     Now, we have had debt for a very long time, and it is intentional. We finance our customers' leases and rentals. We want to use debt to finance that, low cost debt. We don't want to use our valuable equity to finance that.

     This is true of all technology companies or even non-technology companies, but IBM, General Electric, anybody who provides leasing to their customers wants to use borrowed capital to do so. Otherwise, you dilute your own shareholder's equity returns. We don't even quite have as much debt as we should have to finance all the receivables.

     Depending upon market conditions, we may be a little bit more or a little bit less than what we intend to have. We're actually a little bit less right now. The rating agencies look at this. They understand this. It's very appropriate. It's relatively short-term debt. Our average maturity is about a year and a half, which is intended to match the average maturity of the lease payments that our customers have committed to pay to us.

     We also have a tiny bit of debt for some of the real estate assets that we have in place. I'll talk more about it later, but in a few cases, again, we have kept real estate assets. We want to use debt to finance them, not equity.

CARLY: Yes. Right there. I'm trying to go where the microphones are. Yes. Ma'am.

[FEMALE VOICE]: I would like to address the HP stock and the Compaq stock. What happens with the value of the HP stock and the Compaq that people have each stock, employees from one coming to the other.

CARLY: Okay. You want to talk about the swap and then.

BOB: Sure. The key economic negotiations that took place was over what is called the exchange ratio, and we agreed in this merger arrangement. Both boards agreed to a 0.6325 exchange ratio. So what that means is that for every 1 share of Compaq, you will get
0.6325 of Hewlett-Packard.

     Now, for the Hewlett-Packard shareholders, there's no change in stock ownership. If you own a hundred shares today, you will own a hundred shares after the deal is done. What does happen, of course, is that there are more shares outstanding because the 1.7 billion or so of Compaq shares get translated into about a billion new HP shares, so our outstanding shares go from around 2 billion to around 3 billion.

     That's all taken into account in the accretion dilution calculation, and I did not show you that slide today. I meant to mention it. This deal, with all the assumptions that I laid out earlier, is about 13% accretive. That is, it helps earnings per share in the first full year, that is FY `03, after the deal is done.

     It will be even more accretive than that in `04. So, even though we issue more shares, we buy some valuable businesses. We take some costs out of the system and we end up with a higher earnings per share than we would have otherwise, to the tune of 13% and, again, we wouldn't be putting those numbers out there if we didn't have good confidence that we could achieve that.

     So, does that answer the question? It's simply an exchange ratio. I guess she asked about employees as well. So, Compaq employees have options in Compaq, just like HP employees do.

     Most of their options, virtually all, are under water, but nonetheless, if they have an option to buy a Compaq share at $20 a share, they will now have an option to buy Hewlett-Packard at 20 times 0.6325, whatever that is. Twelve or thirteen. I'm sorry, it's the other way around. Twenty divided by 0.6325. It would be divided by 0.6325, so it will be an option to buy HP at $30 or $33 a share, something like that.

     So, no impact on Hewlett-Packard shareholders in terms of actual share exchange. Compaq exchanged at 0.6325.

CARLY: Okay. I think we have a question from the overflow room, and then we'll go to the lady right there. So, yes, sir.

[MALE VOICE]: Yes, Carly. The new company that we're creating here with the merger, is it going to be Inventipaq or something new, or is HP going to lose its name or what? I'm not clear on that. Can you explain that?

CARLY: Okay. There are a couple of things that were very important to us in putting this together. First of all, the name of the company will be HP. The logo, the brand of the company, will remain the same. The headquarters of the company will remain here.

     And, frankly, we've had a lot of employees say to us, well, why don't you call this what it is? Why don't you call it an acquisition? Because, in fact, this is an acquisition. We're acquiring a company. We are the surviving brand. We have the CEO, etc., all the things that make it an acquisition, and the reason we're calling it a merger is because this is about putting two management teams and two employee populations together in a way that both can be excited about what we're doing.

     We need the people of Compaq to feel as much a part of this HP as the people of HP do. And so, we thought it was appropriate and important for execution and implementation that we speak with our colleagues at Compaq from day one, and say, we are in this together. Together, we are focused on building a great HP. But be very clear. The name, the logo, the headquarters of the company, the core values of the company, as we've said many times, remain HP.

     Thank you for asking that. That's a really important question.

[MALE VOICE]: Thank you, Carly.

CARLY: Yes, ma'am.

[FEMALE VOICE]: There's been a lot of talk in the press, as I'm sure you're well aware.

CARLY: Oh, yes.

[FEMALE VOICE]: As well as Mr. Hewlett, who do not agree with this merger, and I was wondering why you haven't addressed any of the negatives that are being said, and how you plan on going around these negatives? I've heard all the things what you told in the press, but not addressing the problems that people have addressed.

CARLY: Okay. Well, I guess I would say, if you feel that we're not addressing any of the issues that Walter has raised, then I don't think we're doing a very good job. So let me try and address them in a couple of ways.

     One, the filing that we made on December 19th, which we've showed you some excerpts from, which is available to all of you, not only describes the merger as we see it, but also addresses specifically some of the claims that Walter Hewlett has made. So, if you want a point by point rebuttal of Walter's commentary, you can find that in that filing.

     But, specifically, I think it's fair to say that Walter's key points are the following: One, why don't you just focus on imaging and printing? And I think what we've tried to demonstrate today here is, there is no future in treating imaging and printing as a cash cow. All of our businesses need to pay their own way, and, by the way, imaging and printing requires to go after the big growth opportunities going forward, requires the capabilities of computing and services and software.

     And so, if you're interested in growth in imaging and printing, both in top line and bottom line for more than the next 12 months, we need to keep this portfolio together.

     Point two of Walter's commentary. This is all about PCs. Well, frankly, I hope we've been able to demonstrate today that this is about much, much more than PCs. Walter also says, well, why don't you just get out of PCs? Well, frankly, I don't want to shut down a business with 20,000 people in it. And I think the PC business is an important part of our portfolio going forward, so I think just getting out of it isn't a particularly responsible solution.

     Walter's third claim is, well, you're going to lose 20+ percent of your revenue at 25% contribution margin. I think we tried to go through that those are very faulty assumptions, and, frankly, the thing that. You know, the average contribution margin of all this revenue loss was 25%, then PC ain't a commodity.

     Twenty-five percent contribution margin means every single one of the businesses we're in is high-end margin, so it's just, frankly, flawed math. But I think beyond that, the revenue loss, there are a couple of things that make us confident in our own revenue loss projections. One is that we've done a segment by segment analysis, and we've looked at where is the revenue most at risk.

     Frankly, for Walter to say we will lose revenue in imaging and printing suggests to me that Walter has no faith in the employees of this company. And the employees of imaging and printing are very focused, and I think you could see by the results that they turn in the fourth quarter that they're not taking their eye off the ball. And I think you'll continue to see in the results we produce that people aren't taking their eye off the ball.

     And I think the last thing Walter says is his analysis is based upon a static view of the industry. This is an industry that is on the move, every day. For us to assume that we can stand still and the industry will wait for us is a recipe for disaster.

     So, that's the quick answer. But I think, as well, I would say that this board has gone through, and this management team, has gone through an exhaustive process, a deliberate process, a comprehensive process. Has looked at a whole set of alternatives and knows that this is the best alternative in front of us.

     The alternative Walter presents is, I just don't like it.

BOB: Can I just add to that, the piece. I shouldn't say Walter's piece, because he hired somebody to do it, and they did their job. It is a position paper. It is not an analysis.

     It looks at the cons of the merger, not the pros versus the cons. We have addressed most of those here today. One that we haven't addressed. It is again in that December 19th filing.

     Walter makes the case that the statistics show that mergers don't work, high tech mergers don't work. And I'll give you the short order version of it, because we have a very nice chart which takes his data and converts it into a fair analysis, as opposed to a biased analysis.

     They compared the returns of mergers in the second half of the `90s to the S&P index returns. The S&P index returns in the second half of the `90s were dominated by strong technology returns. Most of the mergers in his sample were not technology mergers. So, you're comparing the returns of non-technology mergers to an S&P return which is heavily influenced by technology. So, there's a huge mix problem.

     We took those same set or a sample of those same mergers and looked at them in the context of returns compared to their industry, and, in every case, his negative compares become a positive compare, so it's just that kind of thing that I think you need to look at carefully.

     You know, there's statistics and there's damned statistics in all of this, and you just have to look at it in a fair and balanced way and I think you can understand why we are as enthused as we are about this deal.

[FEMALE VOICE]: [inaudible]

BOB: I'm sorry. I couldn't hear.

CARLY: I think your question was, how about the rest of the analysts, and, yeah, I think it's a very reasonable question.

     If you look at. Let's go back in time to September. I will tell you very candidly that our board knew that the initial reaction to this merger would be negative. We talked about it. And the reason we knew it initially would be negative was because we were at the bottom of a cycle. The usual mergers don't work. We knew that people initially, because they did not have a good understanding of Compaq's business would say it was all about

PCs, and so, we anticipated a fairly substantial immediate drop in our stock price as a result.

     It is also true that if you look at the progress we were making, with the analyst community, with the stock price, with our investors prior to the Walter Hewlett action, we were making real progress. When Hewlett came out with his opposition, naturally, that injected a whole set of uncertainty into the market, but I must say, Bob and I spend a lot of time with investors. We are absolutely making progress with investors. This is not a simple story that you tell in 30 seconds.

     I think we are making progress with some analysts. We clearly have made progress with industry analysts.

     But I would also remind you, think about the conventional wisdom in the year 2000. Remember the year 2000? The old economy was dead. Internet stocks were going up forever. Ariba was worth more than General Motors. That was the conventional wisdom.

     And guess what? The conventional wisdom turned out to be wrong. And so, I think the point is that we as a board and a management team, cannot run this business by the headlines. And we can also not run this business based upon short term stock price.

     We have to run this business based upon our knowledge of the industry, our knowledge of what makes this company unique, our knowledge of what we're capable of doing for customers and against competitors, because we know most about this business in the industry. The media doesn't, and the analysts don't, in the short term, and what we have to focus on is the creation of shareowner value, not for a month. Not even for a quarter, but for year after year after year.

     We have a question from the overflow room.

[MALE VOICE]: Hello, this is Dan Cruz. It's clear that upper management is in favor of the acquisition or the merger, if you will, but recently, I know that Susan indicated that there was 84% pro the merger in the previous [inaudible] that they're dead and know on November 6 that dropped down to 55%, that morale had dropped considerably since then.

     What are you doing about. because mergers happen because of the people in the company, not upper management. So what are you doing about that morale problem and how are the people going to be brought on board to make the merger possible?

CARLY: Okay. So, first, again there is no question that our employees were startled and confused and concerned when Walter Hewlett made the decisions and the announcements that he made. And, in part, they were concerned -- let's be very candid -- they were concerned because he is, after all, a Hewlett, and they were also concerned initially because they said, he's a member of the board. I mean, maybe he knows something about this that we don't know.

     We have been communicating very aggressively with our employees since the announcement we made on September 4th and we've been communicating very aggressively with our employees since Walter Hewlett moved. I, but also members of the management team all over the world, not just the people you see here, I routinely stand up in front of employees and just answer questions for two hours.

     And I think I would say a couple of things. First, there is no escaping the fact that employees are uncertain when we say we will globally, across these two companies, take out 15,000 jobs. We are being as candid as we can with our employees about the process we'll use to do that, where they're coming out of. You may have noticed Bob Wayman's chart about where are the synergies? What's the timing of those? How will we announce the decisions? We're giving them as much information as we can, but, clearly, there's uncertainty caused by that.

     But I must tell you that I think it is, not I think. I know, based on the surveys we're doing, that while we must continue to communicate openly, honestly, and continuously, while there are real issues of concern to our employees. What's the culture going to be like? How are you going to make the decisions about who's in the job? When will we know more?

     All of those things are real. It remains the case that the majority of the employees in this company support this merger.

     Let me see. Tons of hands. How about, yes, right there?

[FEMALE VOICE]: As an investor, I'm interested in knowing something about your plan for the dividend structure, now, short-term and long-term.

CARLY: Okay.

BOB: Unfortunately, we have not yet addressed that decision. I think you can expect us to continue to pay a dividend but the board has not deliberated at this point in time on what to do with regard to possible dividend on a going forward basis. So I just can't add anything to it.

     Both companies today do pay a small dividend.

CARLY: Yes. How about we get a couple back there?

[MALE VOICE]: I hear from everybody up there, but no marketing people. Can you sell this new company? You really. I mean, I remember Noel Edwards saying, I can really sell this product, and a guy named Joe [Schulmandorf], but I haven't heard anybody up there say I can sell this.

CARLY: Sir, when you say, can you sell this company, do you mean to investors to get the vote, to the product lines, or the customers, or all of the above, maybe?

[MALE VOICE]: Your customer. Your marketing manager goes out and your salesmen go out and they sell this new Hewlett-Packard.

CARLY: Can they sell it?

[MALE VOICE]: Do they really think they can sell it.

CARLY: Absolutely.

[MALE VOICE]: This is going to be better than sliced bread. This is what we're really going to do?

CARLY: Yes. But let me just give you some color on that. The people who were most enthusiastic, I think it's true in both companies, when this deal was announced was the sales forces.

     And the reason the sales forces were most enthusiastic is because they understand what happens when you have a better product line. They understand what it means to have more sales people calling on customers every day, and they understand what it means, as I've said before. Today, Hewlett-Packard doesn't get a chance at bat every time. There's sometimes customers just say, you know, I'm not going to talk to Hewlett-Packard about this. They don't have a strong enough offering. I'm not going to talk about. I'm not going to talk to them in industry standard servers. I'm not going to talk for them in supercomputing. I'm not going to talk to them for an outsourcing deal.

     Given the product line, the presence we have in accounts, we will get a turn to bat every time. Sales people know what that means. By the way, we may not win every time. We're not going to hit a home run every time we're at bat, but we get to step up to the plate, and that's a big deal. So, yes, we can. And, by the way, we think with support from people like you, we also can get a shareowner vote. And that's what we intend to go do.

CARLY:  Boy, all the hands went up on that one.  Yes, ma'am.

[FEMALE VOICE]: My question is kind of going in a different direction. I'm wondering on the filings in Europe and in the United States, how that's going and what happens if that doesn't succeed as GE and Honeywell did?

CARLY: Okay. So, let me try and first draw some distinctions between this and GE/Honeywell, because I think they're important.

     The GE/Honeywell deal was a deal in an industry where there were very few players, very concentrated set of customers, and very high barriers to entry. We are talking about a deal where our highest amount of combined market share is in places like PCs and NT servers, where there are millions of customers, lots of suppliers, low barriers to entry, and constantly plummeting prices.

     So, very different competitive environment, and that's important because the EU and the FTC look at those markets differently than they looked at jet engines and financing.

     Secondly, we've taken a very different approach than GE/Honeywell. We've learned some lessons from them.

     That became a very politicized process very quickly. You know, it was lots of high ranking people having lots of highly publicized discussions. What we've done instead is approach this in a very low-key, low publicity fashion, with the staffs of both the EU and the FTC. And I think that has been the right approach. Our conversations have been, I think, very productive.

There's a good cooperative spirit, and we hope to have resolution from both of those agencies in the very near future here.

     I think you can always get regulatory approval. The question is, at what price? And so -- and always this is an overstatement -- but I think there's no question that this deal will be approved.

     The question is, what are the things that we need to do in order to gain that approval? And as you would, I hope, expect from us, we've done a lot of scenario planning around what are the possible things, so that we understand the impact.

     Yes, sir. And we're going to take two more and then we're going to have to wrap it up here, so that you have a chance for the product fair. Yes, sir.

[MALE VOICE]: Yes. Thank you. The presentation this morning has been very convincing, and as we all know, there's been two local charitable foundations that are against it, and you addressed Mr. Hewlett. It's been my understanding that most of the financial analysts since the merger was proposed, have been negative to neutral at best in supporting this merger.

     Is it important, as you go forward, to get these analysts to move from this neutral and negative position to support this position? Are they a good barometer, possibly from an outside the corporation objective standpoint to support this?

     And, secondly, in the long term, as part of the planning, the [per chart] planning, how will we know if this merger is really working as we want it to?

CARLY: Okay. So, with regard to the analysts, certainly, they're an important ingredient here. They don't vote. They don't hold shares. But they are important. They influence perception, at a minimum.

     We do have a number of analysts who are very positive on the deal. They don't get quoted quite as much in the press right now, but never let it be said that the media is unbiased.

     But we have very, very positive analyst reports out of Deutsche Bank, out of Buckingham. I think it's at four or five right now.

     You are correct that there have been a whole series of analysts who were initially very negative. Some of them are beginning to move. In fact, even some who started out very negative are now saying, you know, I do understand the strategic logic here, and I think the synergies are achievable.

     They may be damning with faint praise, but they are at least accepting the strategy and the synergies, so, bottom line is, we're going to continue to work the analysts. It's important that we do so. But it's also important to remember that fundamentally what we as a management team need to focus on is the real issue here, which is winning a shareowner vote.

     And so, our most important efforts are focused on those people who actually own this company and those aren't analysts.

     [End Side A, Tape 2; begin Side B, Tape 2]

[MALE VOICE]: I appreciate this session, and I know you're doing a lot of these with analysts. I mean, with investors, but I'm wondering was this kind of a road show going around the world, and also the full page ads that you're spending. Do you have a pretty good idea what the budget is going to be to turn investors back around on this thing? If so, should it be part of the SEC filing?

CARLY: Okay. Well, and, by the way, I realize that I neglected to answer the second part of your question, so let me come back to that.

     But, Al, to address your question first. First of all, the reality is that the majority of the budget for what we're doing is management time and attention. So, we will continue to run ads and, as is required in a proxy vote, send information to our retail shareowners, but it is not a large enough sum of money that I think it's relevant here. If something changed, obviously we would disclose it. But it's actually quite small. The biggest piece of the budget is how much time we spend in front of people.

     With regard to the second part of your previous question, sir, because I think it's important, you asked. how are we going to know if this merger worked? And I think one of the reasons we're being very explicit about what we're going to accomplish from a synergy point of view, and where we're going to accomplish it is so that we can provide to people a very clear roadmap.

     So, these charts we're showing you, the charts that are in our SEC filing, we're going to come back to those charts. You know, they're not going to disappear. It's -- this is our plan and we will come back in our quarterly results and say, how are we tracking against that plan?

     For those of you who have looked at the filing, you will note that, for example, there's a set of implementation integration planning steps that we're going through. And in our filing. we said we were ahead of schedule and halfway through detailed planning. We've now completed phase two. It's a three phase integration process. We've now completed phase two and are moving into phase three.

     So, we will continue to update people on where we are in the integration planning. Are we getting the numbers that we expected, and I think the final thing that you should be looking for is, both before the merger closes and after the merger close is the results that this company, one company going forward, produces two companies separately produced, the result we're producing. Because those results are a good barometer on are people distracted? Or do they have their eye on the ball? Are we losing customers or are we gaining customers? So, things that Compaq reports, things that we report before the vote, I think, are important indicators of progress as well. But we want to be very explicit so you know, are we delivering on the plan that we're talking about here?

[MALE VOICE]: Carly, just to expand a little. I mentioned earlier, I mentioned that we're measuring ourselves in the eyes of our major constituencies, right, so do customers view this as being successful, and the comments about, will customers buy? They're going to vote. It's going to be clear. You know, are they going to view this as a positive thing that we can add more value to them than we could before? Employees. Are employees going to view this as a great place to work? That's certainly our intention, but we're going to be pulling employees and getting their feedback on what's working, what's not. Partners and so, I think, certainly, shareholders are key. We have to demonstrate that we've captured the value that we've talked about, but we have to look at all those constituencies, and they will judge the success of this.

[MALE VOICE]: Let me just add on the disclosure question, Al. We did, in our preliminary filing put in the cost, expected costs of accomplishing the merger, which includes investment banking fees, lawyer fees, and they would include proxy solicitation costs. Obviously, that was done before it became such a battle, so we will updating that number, but it's still pretty small.

     Remember that number earlier: $5, $7, $8 a share. Three billion shares outstanding. Twenty to twenty-five billion dollars worth of net synergies, a few ads gets to be pretty trivial compared to the potential value of this.

CARLY: Okay, we're going to take one last question, then, unfortunately, I think we have to wrap it up. Yes, ma'am. No. Sorry. The lady. I apologize. I didn't see you, [male], I'm sorry. Yes, go ahead.

[FEMALE VOICE]: I'd like to come back to your statement about secure the future. To me, that's rather important in a world when we are at war. I'd like to see us secure the future for Hewlett-Packard and for Silicon Valley and for America. Could Dick Lampman say something about HP Labs, and the wonderful products that we should be making, and I think we are, to help our nation achieve security for our wonderful communications.

CARLY: Okay. Yes, ma'am. Go ahead, Dick.

DICK: I did not plant that question.

CARLY: But you're glad to get to answer it.

DICK: Good to see you again. How are you? Let me answer that question in two ways. One, in general, about securing the future. At the company level, you've heard about the technology that Compaq is bringing in and, really, the roots of that technology that come from Digital Equipment, who was, for many years, a very strong competitor of ours and has many, many wonderful engineers and scientists and also the technology team from Tandem.

     So, you've heard about that. Beyond that, in their research arm, they have a very, very strong research team. They are very excited about joining HP. They complement a lot of the technologies we have in servers, in storage, in software, in mobility and hand-held devices. So, a lot of capability that we're going to add to the company.

     In terms of your specific question about the situation we have today, we actually are making some very specific contributions which are going to be important for security and for national security and, in particular, work that we've been doing in the LINUX operating system, where we have very unique capabilities that HP put into the IA-64 program, which we're doing with Intel, which will allow us to do unprecedented levels of security, and we are developing a secure LINUX operating system that will help activate that. So, there's lots more to come that you haven't heard about today, but we have our eye on the ball for the future. Thank you.

CARLY: The only. Just last comment I would add on that is, we talked briefly about Compaq in the supercomputing arena and being the leading supercomputing provider now.

     As you would expect, Compaq is sitting with their capabilities. They are sitting in the middle of a lot of national security applications, national defense applications, and I can tell you that the defense and security community is quite excited about this combination.

     I've had a number of conversations with defense and security officials, as has Michael Capellas, so I think there's a lot of potential here for us to continue to move forward. And we've also made some pretty key hires in the labs, people who come from that community. Steve Squires, just as an example. Someone we hired last year who comes to us from DARPA and has a lot of good connection there, and, frankly, Compaq because of their product line has done a more, I would say, consistent job over the last several years of staying focused on the government applications, and so we'll be leveraging that capability. So, thanks for asking.

     Unfortunately, we are going to have to draw this session to a close. Let me just end by saying, first, we appreciate very much you coming today. I appreciate even more the contributions that all of you have made for many, many years to this great company.

     The contributions you've made give us a foundation to stand upon, give us a stronger foundation upon which to build and secure our future. This has never been a company of followers. This has always been a company of leaders. This has always been a great company. It will be a great company going forward.

     So, thank you very much for your support and your interest, and I hope you enjoy the product fair outside. Thanks. Take care.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq on or about February 6, 2002 seeking their approval of the proposed transaction. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are shareowners for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareowners of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in Compaq's annual report on Form 10-K for the year ended December 31, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002.

                                    * * * * *